Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/30/16	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the fede securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT


16019726

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act. 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: November 30, 2016

By: /Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 30th day of November, 2016.

Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of November 29, 2016, including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firms 45 | **As of** 29-Nov-16

Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Activities
ABN AMRO CLEARING CHICAGO LLC	175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	3/7/2013	ELECTRONIC EXCH. MEMBER: CLEARANCE
APEX CLEARING CORPORATION	350 N. St. Paul, Suite 1300	Dallas	TX	75201	(214) 765-1100	11/18/2015	ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC.	745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP.	3 Times Square, 27th Floor	New York	NY	10036	(212) 885-4000	10/10/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP.	787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC	131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC	11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC	111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC	1633 Broadway, 48th Floor	New York	NY	10019	(212) 486-7500	12/1/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC	11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP	101 Montgomery Street, Ste. 700	San Francisco	CA	94104	(415) 293-3956	11/2/2015	REGULAR MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL LLC	910 Van Buren Street, Ste. 400	Chicago	IL	60607	(847) 550-1730	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.	60 Wall Street	New York	NY	10005	(212) 250-2500	1/25/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C.	540 West Madison, Ste. 2500	Chicago	NY	60661	(312) 542-3231	8/31/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP Approval Date: 12/7/2012
401 City Avenue, Ste. 200 mbership Activities:
Bala Cynwyd PA 19004 Tele #: (610) 617-2600 ELECTRONIC EXCH. MEMBER: ORDER FLOW

GOLDMAN SACHS EXECUTION & CLEARING, L.P. Approval Date: 12/7/2012
200 West Street mbership Activities:
New York NY 10282 Tele #: (212) 902-1000 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

GOLDMAN, SACHS & CO. Approval Date: 1/15/2013
200 West Street mbership Activities:
New York NY 10282 Tele #: (212) 902-1000 ALL MEMBERSHIPS

GROUP ONE TRADING LP Approval Date: 10/20/2014
440 South La Salle, Ste. 3232 mbership Activities:
Chicago IL 60605 Tele #: (312) 347-8864 ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

HILLTOP SECURITIES INC. Approval Date: 2/8/2013
1201 Elm Street, Ste. 3500 mbership Activities:
Dallas TX 75270 Tele #: (214) 859-1800 ELECTRONIC EXCH. MEMBER: CLEARANCE

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS Approval Date: 8/26/2014
233 South Wacker Drive, #4300 mbership Activities:
Chicago IL 60606 Tele #: (312) 244-3300 ALL MARKET MAKER CLASSES

INSTINET, LLC Approval Date: 3/27/2013
1095 Avenue of the Americas mbership Activities:
New York NY 10036 Tele #: (212) 310-9500 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

INTERACTIVE BROKERS LLC Approval Date: 12/7/2012
One Pickwick Plaza, 2nd Fl. mbership Activities:
Greenwich CT 06830 Tele #: (203) 618-5710 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

ITG DERIVATIVES LLC Approval Date: 12/7/2012
601 S. LaSalle, Ste. 300 mbership Activities:
Chicago IL 60606 Tele #: (312) 935-0125 ELECTRONIC EXCH. MEMBER: ORDER FLOW

J.P. MORGAN SECURITIES LLC Approval Date: 12/7/2012
383 Madison Avenue mbership Activities:
New York NY 10179 Tele #: (201) 595-8471 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

JEFFERIES LLC Approval Date: 9/15/2014
520 Madison Avenue mbership Activities:
New York NY 10022 Tele #: (212) 284-2300 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

KCG AMERICAS LLC Approval Date: 12/7/2012
300 Vesey Street mbership Activities:
New York NY 10282 Tele #: (201) 386-2891 ALL MEMBERSHIPS

LIME BROKERAGE LLC Approval Date: 12/7/2012
625 Broadway, 12th Fl. mbership Activities:
New York NY 10012 Tele #: (212) 824-5000 ELECTRONIC EXCH. MEMBER: ORDER FLOW

MERRILL LYNCH PROFESSIONAL CLEARING CORP. Approval Date: 12/7/2012
One Bryant Park, 6th Fl. mbership Activities:
New York NY 10036 Tele #: (646) 743-1295 ELECTRONIC EXCH. MEMBER: CLEARANCE

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT Approval Date: 12/7/2012
One Bryant Park mbership Activities:
New York NY 10036 Tele #: (212) 449-1000 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

MORGAN STANLEY & CO. LLC Approval Date: 12/7/2012
1585 Broadway mbership Activities:
New York NY 10036 Tele #: (212) 761-4000 ALL MEMBERSHIPS

OPTIVER US LLC Approval Date: 1/27/2015
130 E. Randolph Street, Ste. 1300 mbership Activities:
Chicago IL 60601 Tele #: (312) 821-9500 REGULAR MARKET MAKER

Member	Address	City	State	Zip	Telephone	Approval Date	Membership Activities
PEAK6 CAPITAL MANAGEMENT LLC	141 W. Jackson Blvd., Ste. 500	Chicago	IL	60604	(312) 444-8700	7/22/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW
PERSHING LLC	1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
QUANTLAB SECURITIES, LP	Three Greenway Plaza	Houston	TX	77046	(713) 333-5440	4/7/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SIMPLEX TRADING, LLC	230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	(312) 360-2440	9/20/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA INVESTMENT GROUP	401 City Avenue, Ste. 201	Bala Cynwyd	PA	19004	(610) 617-2600	11/23/2016	REGULAR MARKET MAKER
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER
TIMBER HILL LLC	One Pickwick Plaza, Ste. 200	Greenwich	CT	06830	(203) 618-5800	12/7/2012	ALL MARKET MAKER CLASSES/EEM: CLEARANCE
UBS SECURITIES LLC	677 Washington Boulevard	Stamford	CT	06901	(203) 719-3000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC	250 Vesey Street, Ste. 2601	New York	NY	10281	(646) 484-3000	5/31/2013	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC	2800 Niagara Lane North	Plymouth	MN	55447	(952) 345-6611	5/13/2015	REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC.	1000 Wilshire Boulevard	Los Angeles	CA	90017	(213) 688-8090	12/7/2012	ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC	550 South Tryon Street, 6th Floor	Charlotte	NC	28202	(704) 715-6133	4/11/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-4000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-3490	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER